                                                         Exhibit 22



List of subsidiaries of the Company:

   Interstate Nuclear Services Corp.
   Interstate Uniform Manufacturing of Puerto Rico, Inc.
   Superior Products & Equipment Co., Inc.
   UniFirst Canada Ltd.
   Texas Industrial Services, Inc.
   U Two Corporation
   UR Corporation
   Tennessee Uniform and Towel Service, Inc.
   Euro Nuclear Services B.V.